Exhibit 99.4
LDK Solar Expands 2009 Production Capacity to 1,600MW
Xinyu City, China and Sunnyvale, CA, July 26, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has secured additional contracts for production equipment that will enable the Company to expand its wafer production capacity to 1,600 MW by the end of 2009. Under these contracts, LDK will purchase additional directional solidification system (DSS) furnaces and wire saws for use in its manufacturing facilities in Xinyu City, China.
“By securing this equipment, we will be able to execute our plans to double our production capacity annually through 2009, in order to address the strong demand for solar wafers,” stated Xiaofeng Peng, Chairman and CEO. “These agreements represent another key step towards fulfilling our vision to become the largest and lowest cost producer in the solar wafer industry.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801